Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of         Aldwych House          Tel:  +44 207 611 8960
Stolt-Nielsen S.A.      71-91 Aldwych          Fax:  +44 207 611 8965
                        London WC2B 4HN        www.stolt-nielsen.com
                        United Kingdom


NEWS RELEASE
                                        Contact:  Richard M. Lemanski
                                                  USA 1 203 625 3604
                                                  rlemanski@stolt.com

                                                  Valerie Lyon
                                                  UK 44 20 7611 8904
                                                  vlyon@stolt.com


              Stolt-Nielsen S.A. Reports First-Quarter 2004 Results

London, England - April 27, 2004 - Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) today reported results for the first quarter ended February 29, 2004. Net income for the first quarter was $11.0 million, or $0.19 per share, on operating revenue of $668.0 million, compared with a net loss of $13.0 million or $0.24 per share, on operating revenue of $780.3 million, for the first quarter of 2003. Results for the current quarter included a gain of $21.7 million resulting from a Stolt Offshore (SOSA) private placement of equity and a gain of $4.0 million related to SNSA's first-quarter sale of SOSA shares. The basic weighted average number of shares outstanding for the quarter was 58.2 million compared with 54.9 million for the same period in 2003.

SOSA completed its private placement of 45.5 million new SOSA Common Shares on February 13, 2004. Additionally, SNSA converted its SOSA Class B Shares into new Common Shares, and on February 19, 2004 sold two million of its SOSA Common Shares. These transactions reduced SNSA's economic and voting interest in SOSA to 41.1% as of the end of the first quarter and resulted in the deconsolidation of SOSA in February 2004. Consequently, SNSA will account for its investment in SOSA applying the equity method of accounting, as reflected in the consolidated balance sheet of SNSA as of February 29, 2004. The consolidated statement of operations of SNSA for the three months ended February 29, 2004 includes the full first quarter financial results of SOSA since deconsolidation was not applied to the income/(loss) of SOSA until the end of the first quarter of 2004.

"In addition to the gains on sales of securities, our first-quarter earnings reflected strong operating results at Stolt-Nielsen Transportation Group (SNTG), substantially improved performance at Stolt Sea Farm (SSF) and the continuing turnaround at SOSA," said Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA. "We are encouraged by the current outlook and our prospects for continued improvement."

"In recent months, SNSA has taken several significant steps to improve its balance sheet and liquidity position. In January, SNSA completed a private placement equity offering raising net proceeds of $101 million. In late March, SNSA closed on a new $130 million revolving credit facility that replaced an existing credit facility. We believe SNSA now has sufficient liquidity to meet scheduled debt maturities through the remainder of this year.

"SNTG had a solid first quarter, with overall operating income increasing by 26 percent and improved operating results at all divisions," said Mr. Stolt-Nielsen. "Looking ahead, we believe the outlook remains strong for the foreseeable future."

"SNTG's first-quarter income from operations rose to $29.2 million from $23.2 million a year ago.

"The parcel tanker division reported income from operations of $19.3 million in the first quarter of 2004 compared with $16.1 million in the first quarter of 2003. The Stolt Tankers Joint Service Sailed-in Index in the first quarter of 2004 was 1.02 compared to 1.00 in both the first and fourth quarters of 2003. In recent months we have seen a considerable strengthening of the spot market and contracts of affreightment have been renewed at rates on average 5% higher than previous renewals. The business won a considerable number of new contracts. Although results have been impacted by high bunker prices and a weak US dollar, ship management costs continue to be controlled. Overall, we believe the business is well positioned for further volume and rate increases, assuming global economic conditions continue to rebound.

"SNTG's tank container division reported income from operations of $3.9 million compared to $3.4 million in the first quarter of 2003. First-quarter shipments were up 8% over the average for 2003, driven by the improving world economy. Utilization exceeded 80% in the quarter. Despite strong market conditions, robust competition continues to put pressure on margins."

"SNTG's terminal division posted income from operations of $5.8 million in the first quarter, up from $4.5 million a year ago. This is primarily due to addition of 0.5 million barrels of capacity since the first quarter of 2003. Utilization remains strong at all locations. Work recently started on the pilings for the division's Phase III expansion at the Braithwaite, LA. facility.

"Stolt Sea Farm (SSF) reported income from operations of $2.9 million compared to a loss from operations of $1.7 million in the first quarter of 2003. Results in the first quarter of 2004 were improved in the Americas, Europe, and Iberia regions. Asia Pacific was slightly down compared to the first quarter of last year, but greatly improved compared to the fourth quarter. Overall farmed salmon sales volumes were up 8% compared to last year. Prices in the first quarter of 2004 were comparable to last year as the recent surge in European prices only had an impact at the very end of the quarter. The main reason for the better results is lower cost in farming, processing and marketing areas. Current European spot prices are up some 20% compared to earlier this year. Going forward for the remainder of the year, we expect prices in the American market to be comparable to last year, European prices to be much stronger than last year and the results from our Asia Pacific trading operations to be greatly improved.

"Before minority interests, Stolt Offshore S.A. (SOSA) reported a net loss of $18.5 million compared with a net loss of $18.3 million in the first quarter of 2003. The turnaround at SOSA remains on track. Financial and operating conditions at SOSA are improving, and we are encouraged by the number and quality of recent SOSA contract awards. SOSA's backlog stands at $1.2 billion of which $629 million is for execution in 2004. In addition, SOSA has received $863 million in signed letters of intent.

On April 21, 2004, SNSA completed the conversion of $50 million of subordinated debt owed by SOSA to SNSA to 22.7 million SOSA Common Shares at an exchange price of $2.20 per share. This transaction brought SNSA ownership in SOSA to 49.4%.

Mr. Stolt-Nielsen concluded, "We fully expect the operational improvements we saw in the first quarter to continue, given the strong outlook for SNTG, the progress at SSF and the expected benefits from SOSA's restructuring."

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 49.4 percent of Stolt Offshore S.A. (NASDAQNM:
SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our existing indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                   Conference Call Details                         PostView Facility
       Date & Time                 Tuesday, April 27, 2004              Available directly after the conference
                                     10AM EDT (3PM BST)                            Until 5:00PM EDT
                                                                             on Wednesday, April 28, 2004
          Phone                   +1 888-202-2422 (in U.S.)                    +1 888-203-1112 (in U.S.)
                               + 1 913-981-5592 (outside U.S.)              +1 719-457-0820 (outside U.S.)

    Reservation Number                     419011                                       419011

    Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Tuesday, April 27, 2004 at 10:00AM EDT (3:00PM BST). A playback of the conference call commences on Tuesday, April
                   27, 2004 after 12:00 noon EDT (5:00PM BST).

                                  - end text -
                                - tables follow -

                STOLT-NIELSEN S.A. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS
         (in U.S. dollar thousands, except per share data)

                                                                                                    Three months ended
                                                                                                ---------------------------
                                                                                                February 29,  February 28,
                                                                                                        2004          2003
                                                                                                ------------- -------------

Operating revenue (a)                                                                              $ 667,967     $ 780,327
Operating expenses (a)                                                                               591,497       718,405
                                                                                                ------------- -------------
Gross profit                                                                                          76,470        61,922

Equity in net income of non-consolidated joint ventures                                                4,895         1,020
Administrative and general expenses                                                                  (76,889)      (55,699)
Restructuring charges                                                                                   (191)         (802)
Gain (loss) on disposal of assets, net                                                                 7,082           (34)
Other operating income (expense), net                                                                   (246)          887
                                                                                                ------------- -------------
     Income from operations                                                                           11,121         7,294

Non-operating income/(expense):
     Interest expense, net                                                                           (24,675)      (22,221)
     Foreign currency exchange loss, net                                                              (1,488)         (168)
     Gain on sales of Stolt Offshore Common stock                                                     25,700             -
                                                                                                ------------- -------------

     Income (loss) before income tax provision and minority interest                                  10,658       (15,095)

Income tax provision                                                                                  (6,848)       (4,750)
                                                                                                ------------- -------------
     Income (loss) before minority interest                                                            3,810       (19,845)

Minority interest                                                                                      7,204         6,893
                                                                                                ------------- -------------

     Net income (loss)                                                                             $  11,014     $ (12,952)
                                                                                                ============= =============



PER SHARE DATA
--------------
Net income (loss) per share:
     Basic                                                                                         $    0.19     $   (0.24)
     Diluted                                                                                       $    0.19     $   (0.24)

Weighted average number of Common Shares and equivalents outstanding:
     Basic                                                                                            58,245        54,949
     Diluted                                                                                          58,718        54,949

SELECTED CASH FLOW DATA
-----------------------
Capital expenditures and acquisition of subsidiaries                                               $   6,371     $  16,543

Depreciation and amortization (excluding drydocking)                                               $  41,047     $  49,176

(a) Certain prior period amounts for operating revenue and operating expenses for the Stolt Parcel Tankers division of SNTG have been reclassified to conform to current presentation.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)

                                                                                                       Pro Forma
                                                                       February 29,    November 30,  November 30,   February 28,
                                                                               2004            2003       2003(b)           2003
                                                                       -------------   ------------- -------------  -------------

ASSETS
------

Cash and cash equivalents                                               $   204,175     $   150,039   $    68,129    $    21,552
Trade receivables, net                                                      154,086         511,625       161,994        681,340
Inventories                                                                 218,602         251,127       229,029        255,803
Prepaid expenses                                                             55,601          84,857        50,425        134,177
Assets held for sale                                                              -         112,151             -              -
Other current assets                                                         26,934          74,849        45,135         90,522
                                                                       -------------   ------------- -------------  -------------
     Total current assets                                                   659,398       1,184,648       554,712      1,183,394

Fixed assets, net of accumulated depreciation                             1,553,664       2,041,444     1,526,540      2,374,164
Investment in and advances to non-consolidated joint ventures                69,003         138,835        94,121        141,726
Investment in and advances to Stolt Offshore                                137,356               -       146,269              -
Goodwill and other intangible assets, net                                    50,262          66,700        50,612         86,665
Other non-current assets                                                     91,134         143,351        93,726        146,098
                                                                       -------------   ------------- -------------  -------------
     Total assets                                                       $ 2,560,817     $ 3,574,978   $ 2,465,980    $ 3,932,047
                                                                       =============   ============= =============  =============



LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

Loans payable to banks                                                  $   437,000     $   479,448   $   476,975    $   383,955
Current maturities of long-term debt and capital lease obligations(a)       892,973         926,743       835,239        165,753
Accounts payable                                                             85,519         600,451       114,290        509,876
Accrued liabilities                                                         232,968         297,124       220,840        308,851
Liabilities pertaining to assets held for sale                                    -          62,683             -              -
                                                                       -------------   ------------- -------------  -------------
     Total current liabilities                                            1,648,460       2,366,449     1,647,344      1,368,435

Long-term debt and capital lease obligations(a)                                   -         293,506             -      1,177,442
Other non-current liabilities                                                94,875         169,815       125,987        175,217
Commitments and contingencies
Minority interest                                                             4,434          46,095         3,057        206,108


Capital stock and Founder's shares                                           62,756          62,639        62,639         62,639
Paid-in surplus                                                             303,454         335,499       335,499        340,893
Retained earnings                                                           459,407         448,393       448,393        758,419
Accumulated other comprehensive loss                                        (12,569)        (13,394)      (22,915)       (23,082)
Treasury stock                                                                    -        (134,024)     (134,024)      (134,024)
                                                                       -------------   ------------- -------------  -------------
     Total shareholders' equity                                             813,048         699,113       689,592      1,004,845
                                                                       -------------   ------------- -------------  -------------
     Total liabilities and shareholders' equity                         $ 2,560,817     $ 3,574,978   $ 2,465,980    $ 3,932,047
                                                                       =============   ============= =============  =============

Total interest-bearing debt and capital lease obligations net of
     cash and cash equivalents:                                         $ 1,125,798     $ 1,549,660   $ 1,244,086    $ 1,705,598
                                                                       =============   ============= =============  =============

Minority interest in Stolt Offshore                                     $         -     $    37,823   $         -    $   194,574
                                                                       =============   ============= =============  =============

(a) On February 19, 2004 SNSA announced that it had sold shares of Stolt Offshore that would allow SNSA to deconsolidate Stolt Offshore and achieve compliance with the financial covenants in the original borrowing arrangements with SNSA's primary creditors. SNSA subsequently allowed the waiver agreement with respect to the senior unsecured notes to expire. However, because of a dispute with its existing senior unsecured noteholders, SNSA has classified $689.5 million at February 29, 2004 and $693.8 million at November 30, 2003 (of which approximately $313.6 million in both periods related to debt owed to the existing senior unsecured noteholders) of its related long-term debt as current debt.

(b) The pro forma consolidated balance sheet as of November 30, 2003 reflects the impact of the deconsolidation of Stolt Offshore as of that date on a pro forma basis and includes investment and advances to Stolt Offshore of $146.3 million.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)

The following tables present the contribution to operating revenue, gross profit, income from operations, net income (loss) and total assets for each of the Company's three reportable segments and other corporate items:

                                                                                           Three months ended
                                                                                      ----------------------------
                                                                                       February 29,  February 28,
                                                                                              2004           2003
                                                                                      -------------   ------------
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                                               $  189,045     $  186,305
     Stolt Tank Containers                                                                  70,032         61,183
     Stolthaven Terminals                                                                   18,516         15,376
                                                                                      -------------   ------------
                                                                                           277,593        262,863
Stolt Offshore                                                                             276,393        416,903
Stolt Sea Farm                                                                             113,396        100,203
Corporate and Other                                                                            585            358
                                                                                      -------------   ------------
     Total                                                                              $  667,967     $  780,327
                                                                                      =============   ============
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers                                                               $   37,566     $   32,014
     Stolt Tank Containers                                                                  11,172          9,993
     Stolthaven Terminals                                                                    7,266          5,573
                                                                                      -------------   ------------
                                                                                            56,004         47,580
Stolt Offshore                                                                               9,243          8,466
Stolt Sea Farm                                                                              10,680          5,518
Corporate and Other                                                                            543            358
                                                                                      -------------   ------------
     Total                                                                              $   76,470     $   61,922
                                                                                      =============   ============
-----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS:
Stolt-Nielsen Transportation Group:
     Stolt Parcel Tankers (a)                                                           $   19,270     $   16,051
     Stolt Tank Containers                                                                   3,940          3,435
     Stolthaven Terminals                                                                    5,768          4,536
     SNTG Corporate                                                                            403              -
                                                                                      -------------   ------------
          SNTG before Restructuring Charges                                                 29,381         24,022
     SNTG Restructuring Charges                                                               (191)          (802)
                                                                                      -------------   ------------
                                                                                            29,190         23,220
Stolt Offshore                                                                             (10,997)       (11,209)
Stolt Sea Farm                                                                               2,882         (1,708)
Corporate and Other (b)                                                                     (9,954)        (3,009)
                                                                                      -------------   ------------
     Total                                                                              $   11,121     $    7,294
                                                                                      =============   ============
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS):
Stolt-Nielsen Transportation Group                                                      $    2,575     $      690
Stolt Offshore                                                                             (18,465)       (18,343)
Stolt Sea Farm                                                                              (1,991)        (6,182)
Corporate and Other (b)                                                                     (4,252)         4,083
Gain on sales of Stolt Offshore Common stock(c)                                             25,700              -
Minority interest in Stolt Offshore                                                          7,447          6,800
                                                                                      -------------   ------------
     Total                                                                              $   11,014     $  (12,952)
                                                                                      =============   ============

                                                                                         As of
                                                                        -------------------------------------------
                                                                        February 29,   November 30,    February 28,
                                                                                2004           2003           2003
                                                                        ------------   ------------    ------------

TOTAL ASSETS:
Stolt-Nielsen Transportation Group                                      $  1,921,915   $  1,814,008    $  1,830,378
Stolt Offshore                                                                     -      1,238,944       1,576,790
Stolt Sea Farm                                                               497,117        517,769         519,199
Corporate and Other                                                          141,785          4,257           5,680
                                                                        ------------   ------------    ------------
     Total                                                              $  2,560,817   $  3,574,978    $  3,932,047
                                                                        ============   ============    ============

(a) Includes antitrust and other investigation related legal expenses of $3.2 million and $1.5 million in the first quarter of 2004 and 2003, respectively.

(b) Also includes financial restructuring costs of $9.7 million in the first quarter of 2004.

(c) Includes a gain of $21.7 million related to the sale of common stock by SOSA, and a gain of $4.0 million related to SNSA sale of SOSA shares in the first quarter of 2004.

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
                              OPERATING YARDSTICKS

                                                   1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                   -----------    -----------    -----------    -----------
STOLT PARCEL TANKERS DIVISION:
------------------------------------------------------------------------------------------------------------

Joint Service sailed-in time-charter index
------------------------------------------
     2002                                                 1.07           1.07           1.08           1.05
     2003                                                 1.00           1.05           1.05           1.00
     2004                                                 1.02            N/A            N/A            N/A

Volume of cargo carried - millions of tons
------------------------------------------
     Joint Service fleet:
     -------------------
     2002                                                  3.4            3.6            3.5            3.4
     2003                                                  3.4            3.5            3.6            3.4
     2004                                                  3.4            N/A            N/A            N/A

     Regional fleets:
     ---------------
     2002                                                  2.4            2.4            2.4            2.7
     2003                                                  2.8            2.7            2.6            2.6
     2004                                                  2.6            N/A            N/A            N/A

Operating days
--------------
     Joint Service fleet:
     -------------------
     2002                                                6,257          6,117          6,076          5,972
     2003                                                5,718          5,721          5,717          5,666
     2004                                                5,794            N/A            N/A            N/A

     Regional fleets:
     ---------------
     2002                                                5,674          5,617          5,583          5,707
     2003                                                5,798          5,987          6,016          6,102
     2004                                                6,099            N/A            N/A            N/A

Average number of ships operated in the period
----------------------------------------------
     Joint Service fleet:
     -------------------
     2002                                                   70             66             66             68
     2003                                                   64             62             62             62
     2004                                                   64            N/A            N/A            N/A

     Regional fleets:
     ---------------
     2002                                                   63             61             64             64
     2003                                                   64             65             65             67
     2004                                                   68            N/A            N/A            N/A

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:
------------------------------------------------------------------------------------------------------------

Tank containers operated and leased at end of period
----------------------------------------------------
     2002                                               13,946         14,157         14,568         14,955
     2003                                               15,316         15,583         15,888         15,999
     2004                                               16,271            N/A            N/A            N/A

Tank container utilization - %
------------------------------
     2002                                                71.1%          77.6%          77.7%          76.9%
     2003                                                78.7%          81.5%          78.8%          77.7%
     2004                                                80.5%            N/A            N/A            N/A

STOLTHAVEN TERMINALS DIVISION:
------------------------------------------------------------------------------------------------------------

Average marketable shell barrel capacity (millions of barrels)
-------------------------------------------------------------
     2002                                                 2.82           3.03           3.32           3.37
     2003                                                 3.38           3.38           3.57           3.85
     2004                                                 3.89            N/A            N/A            N/A

Tank capacity utilization - %
-----------------------------
     2002                                                98.0%          98.1%          95.1%          97.0%
     2003                                                96.6%          96.3%          97.9%          97.4%
     2004                                                97.0%            N/A            N/A            N/A